Exhibit 11

Pinnacle Entertainment, Inc.
Computation of Earnings Per Share

	For the years ended December 31,
	Basic			Diluted (a)
	2014	2013	2012	2014	2013	2012
	(in thousands, except per share data)
Average number of common shares outstanding	59,666	58,707	61,258	59,666	58,707	61,258
Average common share due to assumed conversion of share-based awards (a)	—	—	—	1,940	—	—
Total shares	59,666	58,707	61,258	61,606	58,707	61,258

Income (loss) from continuing operations, net	$38,331	$(133,381)	$(13,237)	$38,331	$(133,381)	$(13,237)
Income (loss) from discontinued operations, net of income taxes	5,449	(122,540)	(18,568)	5,449	(122,540)	(18,568)
Net income (loss)	$43,780	$(255,921)	$(31,805)	$43,780	$(255,921)	$(31,805)

Per share data:
Income (loss) from continuing operations	$0.64	$(2.27)	$(0.22)	$0.62	$(2.27)	$(0.22)
Income (loss) from discontinued operations, net of income taxes	0.09	(2.09)	(0.30)	0.09	(2.09)	(0.30)
Net income (loss) per share	$0.73	$(4.36)	$(0.52)	$0.71	$(4.36)	$(0.52)

(a)	When the computed diluted values are antidilutive, the basic per share values are presented on the face of the audited Consolidated Statements of Operations.